UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for January 2016

Mumbai, February 2, 2016: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for January 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2015	JAN 2016	JAN 2015	JAN 2016	JAN 2015	JAN 2016
Micro	NANO	2078	1790	2000	1608	30	97
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	14235	9989	9588	7741	100	140
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	58	0	49	1	46	35
UV1	SUMO	663	786	634	746	61	0
UV2	SAFARI, SUMO GRANDE, MOVUS	1104	895	668	575	10	82
UV3	ARIA, XENON	68	3	55	0	0	0
V1	VENTURE	27	26	53	57	0	0
V2	ACE MAGIC, MAGIC IRIS	1568	2275	1702	2259	33	104
N1- A1	ACE, ACE EX, ACE Zip	9002	9847	8574	7996	1258	1673
N1- A2	Super ACE, TATA207, XENON, Winger DV	2364	3535	1658	2992	623	1233
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	106	414	66	196	2	2
M2- A2	Winger 14 seats, SFC407, CityRide	182	380	150	173	52	54
N2- A1	SFC407, LPT407	745	791	1226	1436	69	173
N2- A2	SFC709, LPT709	724	836	249	281	128	115
N2- A3	LPT9109	833	1071	329	530	156	101
N2- A4	LPT1109	281	500	987	893	112	115
M3- A2	LP709, SFC410, LP410	856	828	676	644	126	168
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	829	688	511	416	102	275
M3- C2	LPO1512, LPO1612, Starbus, Divo	1100	892	873	668	307	433
N3- A1	LPT1613, LPK1616, SK1613	3151	3036	1647	2099	494	356
N3- B1(a)	LPT2518, LPK2518	2931	2884	2762	3083	181	125
N3- B1(b)	LPT3118	2544	4891	2534	4240	0	258
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	410	227	448	1	0
N3-B2(d)	LPS4018, LPS4023	1371	2084	1365	2255	64	97
N3- B2(e)	LPS4928	17	345	38	61	6	1

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	184	222	205	275	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.